EXHIBIT 99.1
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                                  VASOGEN INC.



                           2505 MEADOWVALE BOULEVARD
                              MISSISSAUGA, ONTARIO
                                    L5N 5S2
                                     CANADA




                                      2006

                            ANNUAL INFORMATION FORM












                               (JANUARY 31, 2007)



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


                               TABLE OF CONTENTS
FORWARD-LOOKING INFORMATION...................................................1
CORPORATE STRUCTURE...........................................................2
GENERAL DEVELOPMENT OF THE BUSINESS...........................................2
DESCRIPTION OF THE BUSINESS...................................................4
   SUMMARY....................................................................4
   PRODUCTS AND MARKETS.......................................................4
   SCIENTIFIC ADVISORY BOARD..................................................6
   COMPETITIVE ENVIRONMENT....................................................8
   MANUFACTURING..............................................................8
   INTELLECTUAL PROPERTY......................................................9
   REGULATORY REQUIREMENTS....................................................9
   ENVIRONMENTAL PROTECTION..................................................11
   EMPLOYEES.................................................................11
   FACILITIES................................................................11
   ROYALTIES.................................................................11
   STRATEGIC ALLIANCES.......................................................11
   BANKRUPTCIES AND REORGANIZATIONS..........................................11
   CODES OF CONDUCT..........................................................11
RISK FACTORS.................................................................12
   RISKS RELATING TO OUR BUSINESS............................................12
   RISKS RELATING TO OUR SECURITIES..........................................20
DIVIDENDS....................................................................24
CAPITAL STRUCTURE............................................................24
DESCRIPTION OF THE NOTES.....................................................25
DESCRIPTION OF THE WARRANTS ISSUED ON THE PRIVATE PLACEMENT OF NOTES.........26
DESCRIPTION OF THE WARRANTS ISSUED IN CONNECTION WITH UNITS..................26
MARKET FOR SECURITIES........................................................26
ESCROWED SECURITIES..........................................................27
DIRECTORS AND OFFICERS.......................................................28
   COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE..............30
   AUDIT COMMITTEE...........................................................30
LEGAL PROCEEDINGS AND REGULATORY ACTIONS.....................................38
TRANSFER AGENTS AND REGISTRARS...............................................38
MATERIAL CONTRACTS...........................................................38
INTERESTS OF EXPERTS.........................................................39
ADDITIONAL INFORMATION.......................................................40


                                      -i-
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                          FORWARD-LOOKING INFORMATION

        Certain statements contained in this annual information form and in certain documents incorporated by reference herein and therein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the SECURITIES ACT (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM)(1), our medical device for the treatment of chronic heart failure, plans to fund our current activities, statements concerning our partnering activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional clinical trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. The risks include, but are not limited to, those discussed below that could cause our actual results to differ significantly from those contained in any forward-looking statements and/or forward-looking information.

IN THIS REPORT, "WE," "US," AND "OUR" REFER TO VASOGEN INC. ("VASOGEN" OR "THE COMPANY") AND ITS SUBSIDIARIES.

        Specifically,   this  annual   information   form  and  the   documents
incorporated by reference herein contain forward-looking statements regarding:

        o our plans to advance the development of our Celacade technology for the treatment of chronic heart failure;

        o     our  intention  to  seek  corporate   alliances  to  support  the
              commercialization of our products, including Celacade;

        o     our intention to raise additional capital to fund our activities;

        o our plan to continue preclinical development of VP025 in models of neuro-inflammatory disease; and

        o     our intention to continue the clinical development of VP025.

        Such forward-looking statements and/or forward-looking information involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

        o difficulties and delays we may experience in the analysis of the clinical trial of our Celacade technology for chronic heart failure;

        o the requirement or election to conduct additional clinical trials to complete the development of Celacade for chronic heart failure and the uncertainties typically associated with such additional clinical trials;

        o     difficulties,   delays,  or  failures  in  obtaining   regulatory
              approvals to market our products, including Celacade for chronic heart failure;

        o difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the commercialization of our products, including Celacade for chronic heart failure;


--------
(1) Celacade is a trade-mark owned by Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen Inc., and is used with permission by Vasogen Inc.

        o the need for additional capital to sustain our current level of operations given remaining cash resources, and the effect of capital market conditions and other factors, including repayment of the 6.45% senior convertible notes due April 1, 2007, issued by Vasogen Ireland Limited (the "notes");

        o difficulties we may experience in the commercialization of Celacade;

        o difficulties, delays, or failures we may experience in our further preclinical investigation of the impact of VP025 on several models of neuro-inflammatory disease;

        o difficulties, delays, or failures we may experience in the conduct of clinical trials for VP025 and the commencement of further clinical trials for VP025;

        o     difficulties,   delays,  or  failures  in  obtaining   regulatory
              approvals for the initiation of clinical trials for our products;

        o     insufficient acceptance of and demand for our products; and

        o     difficulties,   delays,  or  failures  in  obtaining  appropriate
              reimbursement for our products.

        Although we believe that the expectations reflected in the forward-looking statements and/or forward-looking information are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by applicable securities laws, we are under no duty to update any of the forward-looking statements contained in this annual information form after the date hereof to conform such forward-looking statements to our actual results.

        As used herein, unless otherwise stated, the terms "quarter" and "year" refer to calendar quarter and fiscal year, respectively. Unless otherwise stated, the information contained herein is as of November 30, 2006. Celacade is a registered or unregistered trademark of Vasogen Ireland Limited, and is used with permission by Vasogen Inc.


                              CORPORATE STRUCTURE

        Vasogen Inc. was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) and was continued under the CANADA BUSINESS CORPORATIONS ACT by certificate and articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A. and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns certain of our intellectual property related to our products and technologies. Our registered principal office is located at 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2. We are currently a "reporting issuer" in all of the provinces and territories of Canada. Our telephone number is (905) 817-2000 and our facsimile number is (905) 569-9231. Our website is www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference. All currency figures herein are in Canadian dollars, unless otherwise noted.


                      GENERAL DEVELOPMENT OF THE BUSINESS

        We are focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,408-patient double-blind, placebo-controlled ACCLAIM trial assessed the impact of our lead product, Celacade, on reducing the risk of mortality and morbidity in patients with chronic heart failure ("HF"). On June 26, 2006, we announced the initial results from the 2,408-patient ACCLAIM trial. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total patient population, this endpoint was met for a pre-specified subgroup of 689 patients with New York Heart Association ("NYHA") Class II chronic HF. Additional results for the ACCLAIM study were presented at the World Congress of Cardiology 2006, held in Barcelona, Spain, at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington, and at the 2006 Canadian Cardiovascular Congress held in Vancouver, British Columbia.

        In summary, the ACCLAIM results indicated the following:

        o The difference in time to death or first cardiovascular hospitalization (the primary endpoint) for the intent-to-treat study population was not statistically significant (p=0.22) (2); however, the risk reduction directionally favoured the Celacade group (hazard ratio=0.92);

        o In a pre-specified subgroup of patients with NYHA Class II HF at baseline, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% (n=689 patients, 216 events, p=0.0003);

        o Celacade significantly reduced the risk of death or first cardiovascular hospitalization by 26% in a pre-specified subgroup of patients with no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02);

        o Celacade was found to result in a significant improvement in quality of life (as measured by the Minnesota Living with Heart
              Failure Questionnaire) for the evaluable study population (n=2,408 patients, p=0.04); and

        o Celacade was shown to be well tolerated in the ACCLAIM patient population, who were receiving standard-of-care medications for heart failure, including diuretics, beta-blockers, and ACE-inhibitors; there were no significant between-group differences for any serious adverse events.

        Based on our continuing analysis, we are preparing to meet with the U.S. Food and Drug Administration ("FDA") and Health Canada to present data related to the significant risk reduction observed in NYHA Class II patients and to discuss next steps. No assurances can be provided as to how the FDA would view such data. In North America and Europe, chronic HF affects approximately 12 million people, 40% of whom have no prior history of heart attack. At any one time, approximately 4.4 million of these 12 million patients are in the NYHA Class II stage of disease. Currently there are no approved therapies that target the inflammation underlying chronic HF.

        Our Celacade technology is designed to be integrated at multiple points of care, including outpatient hospital clinics and cardiology practices. In Europe, Celacade is approved under the CE Mark as a medical device for the treatment of HF. Where required health regulatory approvals have been obtained, we plan to establish the sales and marketing capability needed to promote the use of our technology by cardiologists and other physicians through corporate alliances with established healthcare companies. Based on the impact of Celacade on patients in NYHA Class II and patients with no prior history of heart attack , described above, we are discussing with prospective partners Celacade's commercial potential in Europe under the CE Mark. No assurances can be provided that such discussions will be successful.

        On August 30, 2005, we announced that the pivotal phase III SIMPADICO trial, which was designed to further investigate the use of Celacade technology for peripheral arterial disease ("PAD") was being closed out early at 50 centers in North America. The decision to close out the trial was based on a recommendation by the External Safety and Efficacy Monitoring Committee which cited a potential safety concern and the absence of a sufficiently strong efficacy signal to warrant the continuance of the study. In March 2006, we announced that the SIMPADICO trial did not reach its primary endpoint of change in maximal treadmill walking distance.

        We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs. Plans are underway to advance VP025 into Phase 2a proof-of-concept clinical testing.

        We manage the development and manufacture of our products for use in preclinical and clinical research and we continue to advance our product development program to support future commercial scale production. Patent applications are filed to protect our products and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our technologies to the treatment of a number of disease indications. We own patents and patent applications relating to our products and technologies in the United States, Canada, and other jurisdictions around


---------
Note: The use of the term  "significant"  or  "significantly"  when  describing clinical and preclinical results in the following sections refers to "statistical significance," in which there is a 5% or lower probability that the observed difference between groups on a certain outcome measure occurred randomly.

the world. We may establish corporate alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere. Based on market research to date, we expect that the primary point of use of our Celacade technology will be the outpatient hospital clinic and/or cardiology and interventional cardiology practices.

        Over the past three fiscal years, we have raised approximately $185.7 million in net proceeds from the issuance of debt and equity securities to investors, and through the exercise of options and warrants. Our common shares are listed on the Toronto Stock Exchange under the symbol "VAS" and are quoted for trading on the NASDAQ Global Market (NASDAQ) under the symbol "VSGN".

                          VASOGEN DEVELOPMENT PIPELINE

PRODUCT CANDIDATE                        INDICATION                             DEVELOPMENTAL STAGE
Celacade technology                      Chronic Heart Failure                  Phase III*
VP025                                    Neuro-inflammatory Diseases            Phase I completed

*Phase III clinical trials are multi-center studies undertaken to confirm efficacy and safety in large patient groups.


                          DESCRIPTION OF THE BUSINESS

SUMMARY

        We are focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,408-patient double-blind, placebo-controlled ACCLAIM trial assessed the impact of our lead product, Celacade, on reducing the risk of mortality and morbidity in patients with advanced heart failure. See above under "General Development of the Business" for a summary of the results. We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs.


PRODUCTS AND MARKETS

        Our Celacade technology is being developed to target the chronic inflammation underlying chronic heart failure. During a brief outpatient procedure, a small sample of a patient's blood is drawn into our Celacade single-use disposable cartridge, exposed to controlled oxidative stress utilizing our proprietary Celacade device, and then re-administered intramuscularly. Following an initial course of treatment comprising three consecutive outpatient procedures administered over a two-week period, treatments are continued once per month. Our Celacade technology is designed to be integrated at multiple points of care, including outpatient hospital clinics and cardiology practices.

        We are also developing a new class of drugs that is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that are designed to modulate cytokine levels and control inflammation. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of neuro-inflammatory disorders.


CELACADE CHRONIC HEART FAILURE PROGRAM

        Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with HF experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.

        In North America alone, HF affects more than five million people and is associated with more than 300,000 deaths each year. The direct cost of healthcare primarily resulting from hospitalization is estimated to exceed $25 billion annually. These statistics suggest that important pathological mechanisms, including inflammation, remain active and unmodified by available therapies. The 2,408-patient double-blind, placebo-controlled, pivotal phase III ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial was completed at 175 clinical centers in North America, Europe, and Israel. The study was designed to assess the impact of our

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

Celacade technology on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic HF. The study was also intended to support regulatory approval in North America and marketing in the European Union, where regulatory approval (the CE Mark) has already been obtained for use of our Celacade technology for the treatment of chronic HF.

        The Global Principal Investigator and Chairman of the Steering Committee for ACCLAIM was Dr. James B. Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure in Cleveland.

        On June 26, 2006, we announced the initial results from the ACCLAIM trial. While the study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total patient population, this endpoint was met for a pre-specified subgroup of 689 patients with New York Heart Association (NYHA) Class II chronic HF. Additional results for the ACCLAIM study were presented at the World Congress of Cardiology 2006, held in Barcelona, Spain,, at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington, and at the 2006 Canadian Cardiovascular Congress held in Vancouver, British Columbia. See above under "General Development of the Business" for a summary of the results.

VP025 DRUG DEVELOPMENT PROGRAM

        Our VP series of investigational drugs is designed to regulate tissue levels of cytokines and control the inflammation underlying a number of medical conditions, including neuro-inflammatory disorders. VP025, the lead product candidate from this series, is being developed for the treatment of neuro-inflammatory disorders. Among the many neurological conditions associated with an inflammatory response in the nervous system are Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis. It is estimated that neurological conditions, which are expected to increase in prevalence as the population ages, currently affect more than five million people in North America and generate costs of care that exceed $75 billion annually.

        In 2005, we successfully completed a double-blind, placebo-controlled phase I trial of VP025. This dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Results of the study demonstrated that multiple administrations of low, mid-level, or high doses of VP025 were safe and well tolerated when compared to placebo. No drug-related serious adverse events were reported.

        We have also completed a considerable amount of preclinical work that has demonstrated the ability of VP025 to impact key components of the immune system resulting in a reduction of the chronic inflammation associated with the development and progression of a number of neurodegenerative diseases.

        Findings from our VP025 preclinical program have demonstrated the significant reduction of several inflammatory mediators in a model of diabetes with diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Diabetic retinopathy, which causes up to 24,000 new cases of blindness in the United States each year, is the major cause of blindness in people with diabetes and is estimated to affect 4.1 million Americans age 40 and older.

        During the 2006 Scientific Sessions of the Association for Research in Vision and Ophthalmology Meeting, Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings from a preclinical model designed to develop diabetes. These findings demonstrated that VP025 had a significant effect (p<0.05) on reducing the expression, in the retina, of several pro-inflammatory cytokines including IL-1, IL-6, and MCP-1, which are associated with the initiation stages of diabetic retinopathy. Concurrently, the intramuscular administration of VP025 resulted in the increased expression of both IL-10 and TGF-beta, two potent anti-inflammatory cytokines. Based on information in the scientific literature and current research observations, we believe this effect is mediated via the regulation of microglial cell activation. Microglial cells are inflammatory cells found within the central nervous system and in the retina.

        Results from a number of other experimental models have demonstrated the ability of VP025 to reduce inflammation across the blood-brain barrier and improve correlates of memory and learning function. Preclinical research carried out by Dr. Marina Lynch's team from the Trinity College Institute of Neuroscience in Ireland demonstrated the ability of VP025 to reverse detrimental neurological effects of chronic beta-amyloid exposure. Beta-amyloid is the major component of the plaques found in the brains of Alzheimer's disease patients and is implicated in the development and progression of this condition. Beta-amyloid has also been linked to increased activation of microglial cells and reduced memory and learning function. Dr. Lynch's research demonstrated that VP025 both prevented microglial activation and preserved memory and learning function.

        Dr. Marina Lynch's team also demonstrated the ability of VP025 to reverse age-related inflammation in the brain. The process of aging is associated with increased inflammation in the brain resulting from activation of microglial cells, as evidenced by increases in inflammatory cytokines and a reduction in memory and learning function (measured as long-term potentiation). CD200, a protein that controls inflammation and maintains microglial cells in an unactivated state, decreases with aging. Treatment with VP025 reversed age-related decreases in CD200 levels in the brain, reduced levels of microglial cell activation, and restored memory and learning function.

        Dr. Yvonne Nolan's team from the Department of Anatomy/Neuroscience, University College, Cork, Ireland, has demonstrated the ability of VP025 to prevent increases in levels of p38 MAP kinase, a key component of the inflammation-signaling pathway, regulating IL-1beta, TNF-alpha, and other immune system responses associated with many inflammatory conditions. In a preclinical model of Parkinson's disease, pre-treatment with VP025 was shown to prevent both the increase in p38 levels and the associated death of dopaminergic neurons. The death of dopaminergic neurons in this model system leads to the onset of movement abnormalities that mimic those seen in Parkinson's disease.

        Based on a successful phase I study and encouraging findings from our preclinical program, plans are underway to advance VP025 into phase 2a proof-of-concept clinical testing. The cost and time required to bring VPO25 to market are depend upon the results of our preclinical and clinical programs, as well as many of the other risk factors outlined elsewhere in this Annual Information Form.


SCIENTIFIC ADVISORY BOARD

        We have an independent Scientific Advisory Board ("SAB") to advise management and the Board of Directors on our scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium and reimbursement for their reasonable out-of-pocket expenses incurred in connection with our business, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals, and other centers of biomedical research may, from time to time, collaborate on or direct independent basic research, preclinical studies, and/or feasibility clinical trials involving our technologies and receive, in connection therewith, professional fees at market rates. The members of our SAB are:

ROBERT ROBERTS, MD, FRCP(C), FACC, CHAIRMAN

        Dr. Roberts is the President and CEO of the University of Ottawa Heart Institute, one of Canada's leading centers in cardiovascular medicine. Dr Roberts was formerly Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world's leading centers for cardiovascular care, research, and education. Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 600 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honors and awards, including the prestigious American College of Cardiology's 1998 Distinguished Scientist Award and the American Heart Association's Merit Award in 2001. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

STANLEY H. APPEL, MD

        Dr. Appel is Chair of the Department of Neurology at the Methodist Neurological Institute, and Professor of Neurology at Weill Medical College of Cornell University. He serves as the Director of the MDA/ALS Research and Clinical Center and is the former Director of the Alzheimer's disease Research Center at Baylor College of Medicine and previously served as the Director of the Jerry Lewis Neuromuscular Research Center at Baylor College of Medicine in Houston, Texas. Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson's, Alzheimer's, and amyotrophic lateral sclerosis
(ALS), also known as Lou Gehrig's disease. Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines in these diseases. He has served as an Advisory Board member of the Alzheimer's disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry. For ten years, he acted as Editor-in-Chief for CURRENT NEUROLOGY. Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 350 scientific publications to his credit.

VALENTIN FUSTER, MD, PHD

        Dr. Fuster serves The Mount Sinai Medical Center as Director of Mount Sinai Heart, the Zena and Michael A. Wiener Cardiovascular Institute and the Marie-Josee and Henry R. Kravis Center for Cardiovascular Health. He is also the Richard Gorlin, MD/Heart Research Foundation Professor, Mount Sinai School of Medicine.

        Among the seemingly countless positions of distinction that he holds are Past President of the American Heart Association, President of the World Heart Federation, a member of the Institute of Medicine of the National Academy of Sciences, a former member of the National Heart, Lung and Blood Institute Advisory Council, and former Chairman of the Fellowship Training Directors Program of the American College of Cardiology. Sixteen distinguished universities throughout the world have granted him honoris causa. Dr. Fuster is President of the Scientific Advisory and External Evaluation Committee at the Fundacion Centro Nacional de Investigaciones Cardiovasculares Carlos III (CNIC) in Madrid, Spain.

        Dr. Fuster is the recipient of three major ongoing NIH grants. He has published more than 400 articles on the subjects of coronary artery disease, atherosclerosis and thrombosis, and he has become the lead Editor of two major textbooks on cardiology, 'The Heart' (previously edited by Dr. J. Willis Hurst) and "Atherothrombosis and Coronary Artery Disease" (with Dr. Eric Topol and Dr. Elizabeth Nabel). Dr. Fuster is also Editor-in-Chief of the NATURE journal that focuses on cardiovascular medicine.

        Dr. Fuster is the only cardiologist to receive all four major research awards from the four major cardiovascular organizations: The Distinguished Researcher Award (Interamerican Society of Cardiology, 2005), Andreas Gruntzig Scientific Award (European Society of Cardiology, 1992), Distinguished Scientist (American Heart Association, 2003), and the Distinguished Scientist Award (American College of Cardiology, 1993).

        In addition, he has received the Lewis A. Conner Memorial Award by the American Heart Association, the James B. Herrick Achievement Award from the Council of Clinical Cardiology of the American Heart Association, the 1996 Principe de Asturias Award of Science and Technology (the highest award given to Spanish-speaking scientists), the Distinguished Service Award from the American College of Cardiology, and the Gold Heart Award (American Heart Association's highest award). Most recently, Dr. Fuster was inducted into the prestigious European Academy of Yuste.

        After receiving his medical degree from Barcelona University and completing an internship at Hospital Clinic in Barcelona, Dr. Fuster spent several years at the Mayo Clinic, first as a resident and later as Professor of Medicine and Consultant in Cardiology. In 1981, he came to Mount Sinai School of Medicine as head of Cardiology. From 1991 to 1994, he was Mallinckrodt Professor of Medicine at Harvard Medical School and Chief of Cardiology at the Massachusetts General Hospital. He returned to Mount Sinai in 1994 as Director of the Zena and Michael A. Wiener Cardiovascular Institute.

RICHARD G. MILLER, PHD, FRSC

        Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984-1990) of the Department of Immunology at the University of Toronto. He is a past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. As an internationally recognized scientist and leader in the field of immunology, he has received many honors, including being invited as a visiting scientist to many of the world's leading immunology centers. He is the author of over 150 publications and numerous book chapters and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta and was awarded his PhD at the California Institute of Technology.

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MILTON PACKER, MD

        Dr. Packer is Professor and Chair of the Department of Clinical Sciences and the Gayle and Paul Stoffel Distinguished Chair in Cardiology, Southwestern Medical Center, University of Texas. He is the former Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and the former Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City. One of the leading experts in the pathophysiology and treatment of heart failure, Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world, including a number of prestigious named lectureships, on the treatment of heart failure. He has served, or currently serves, on the editorial boards of many major medical journals, including CIRCULATION and JOURNAL OF THE AMERICAN COLLEGE OF CARDIOLOGY. He has also been elected to a number of societies, including the American Society for Clinical Investigation. He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and health care policy.

DAVID WOFSY, MD

        Dr. Wofsy is Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He also serves as Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy's research has been on systemic lupus erythematosus (SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.


COMPETITIVE ENVIRONMENT

        The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on medical conditions that are the same as, or similar to, those targeted by us. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than we do. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through collaborative agreements. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with us in recruiting and retaining highly qualified scientific personnel.


MANUFACTURING

        We maintain a quality management system that is registered to ISO13485. This quality system registration is necessary to support regulatory approvals (see "Regulatory Dependence"). For entry into the U.S. market, we are also ensuring the necessary compliance of our quality system to the FDA Quality System Regulation ("QSR"). In addition, our medical devices meet the requirements of the European Union Medical Devices Directive 93/42/EEC for CE Marking.

        We currently rely upon subcontractors for the manufacture of our device technology. The subcontractors operate quality systems in accordance with ISO13485, and/or the FDA QSR, as necessary. Manufacturing, testing, and maintenance of our medical devices are verified and validated as appropriate to ensure conformance to defined specifications.

        The manufacturing of VP025 is performed according to current Good Manufacturing Practice ("GMP") at contract manufacturing organizations that have been approved by our quality assurance department, following audits in relation to the appropriate regulations. Manufactured product is tested for conformance with product specifications prior to release by our quality assurance department. GMP batches of VP025 are subjected to prospectively designed stability test protocols.


INTELLECTUAL PROPERTY

        Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products, and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our products and technologies to the treatment of a number of disease indications. We seek patent protection in various jurisdictions of the world. We own patents and patent applications relating to our products and technologies in the United States, Canada, Europe, and other jurisdictions around the world. We own trademark registrations and trademark applications associated with our Celacade technology in various jurisdictions, and rely on our legal rights in other jurisdictions. The scope and duration of our intellectual property rights vary from country to country depending on the nature and extent of our intellectual property filings, the applicable statutory provisions governing the intellectual property, and the nature and extent of our legal rights. We will continue to seek intellectual property protection as appropriate.

        We require our employees, consultants, members of the SAB, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual's relationship with us.


REGULATORY REQUIREMENTS

        Before medical products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed. The regulatory review and approval process varies from country to country. Similarly, we are also subject to separate regulations where we conduct clinical trials. We cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

EUROPE

        Medical products that are placed on the market in the European Union ("EU") are subject to one of two mutually exclusive regulatory regimes: either the Medical Devices Directive ("MDD"), Council Directive 93/42/EEC, for medical devices, or the Medicinal Products Directive, Council Directive 65/65/EEC for pharmaceutical products. Our Celacade technology has been classified as a medical device in the EU.

        We are required to demonstrate compliance with the requirements of the MDD 93/42/EEC and affix a CE mark to our medical devices in order to place our medical device products on the market within the member states of the EU, Norway, and Switzerland. We have received CE Mark approval for our Celacade device in chronic heart failure and in peripheral arterial disease. The CE Mark attests that our medical device products meet the "essential requirements" of the MDD relating to safety and efficacy. We must also demonstrate our regulatory compliance ("conformity assessment") annually through a qualified third party (a "Notified Body") selected by us. We have demonstrated our regulatory compliance with these requirements for devices placed in Europe for clinical trials, and our quality system was registered to ISO9001 and EN46001 in February 1998. In addition, our quality system was registered to ISO13485:1996 in August 2001 and to ISO 13485:2003 in Sept 2006.

        We are subject to annual surveillance audits by our Notified Body and are required to report any device-related serious adverse incidents or near-incidents to the appropriate authorities.

        To place a CE-Marked medical device in clinics within most European jurisdictions, we are required to provide notification to national authorities. In addition, before a clinical study can commence, each clinical center's ethics review board must approve the clinical protocol and other related documents.


UNITED STATES

        In the United States, clinical trials and commercialization of medical devices require the approval of the FDA. We are subject to regulation by the FDA, as well as state and local authorities. Our medical devices are subject to the FDA's Pre-Market Approval ("PMA") process prior to marketing in the United States. The PMA approval process is a multi-step process that requires us to submit to the FDA preclinical, clinical, and design and manufacturing data, which we have been compiling to demonstrate the safety and effectiveness of our devices for the stated medical indications or uses.

        The clinical studies that generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before clinical studies of our device can begin, an IDE application must be submitted to, and approved by, the FDA. In addition, before a study can commence at each participating clinical center, the center's institutional review board ("IRB") must approve the clinical protocol and other related documents. During the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the device design and manufacture are in compliance with applicable Quality System Regulation requirements. The QSR requirements mandate that we manufacture our devices and maintain our documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. The FDA may also conduct inspections of the clinical trial sites and the preclinical laboratories conducting pivotal safety studies to ensure compliance with Good Clinical Practice and Good Laboratory Practice requirements and may seek the advice of one of their Advisory Committees or other Centers with the FDA. If the FDA evaluations of the PMA application and the results of inspections are favourable, the FDA may issue an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. Only when those conditions have been fulfilled to the satisfaction of the FDA will the FDA issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements, such as post-market surveillance clinical trials, in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

CANADA

        In Canada, clinical trials and the commercialization of medical products require the approval of Health Canada. The Therapeutic Products Directorate ("TPD") of Health Canada regulates the manufacture and sale of medical devices in Canada. The Canadian Medical Device Regulations are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. There must also be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such technology is a multi-step process, and we are prohibited from promoting or commercializing our products prior to regulatory approval. For any clinical investigation and testing of our products in Canada, authorization by the TPD is required. In addition, before a study can commence at each participating clinical center, the center's IRB must approve the clinical protocol and other related documents.

        We must manufacture our devices under approved quality system conditions and must validate the performance characteristics of the devices to ensure that the devices perform safely, consistently, and reliably. The TPD has adopted ISO13485 and relies upon accredited registrars to certify manufacturers of medical devices. Our quality system was registered to ISO13485 in August 2001 and to ISO 13485:2003 in September 2006. Also, manufacturers of marketed devices must be licensed by Health Canada. Licensing is contingent upon successful certification by an accredited registrar.

        In addition to the regulatory product approval framework, we are also subject to municipal, provincial, and federal laws governing occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control. We may be subject to other current and future regulations, including future regulation of the biotechnology/pharmaceutical and/or medical device industry. We believe we are in material compliance with all such existing regulations.

ENVIRONMENTAL PROTECTION

        We believe we are in material compliance with applicable environmental protection laws, and we believe that ongoing compliance with applicable environmental protection laws will not have a material effect on us.
Expenditures for environmental compliance have not been, and are not anticipated to be, material. We are unable to predict what changes may be made to environmental laws in the jurisdictions in which we operate and may operate in the future, although we anticipate that such laws will likely become more stringent.


EMPLOYEES

        On November 30, 2006, we had 125 full-time employees, representing a decrease from the 172 we had on November 30, 2005. Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.


FACILITIES

        We lease facilities at 2505 Meadowvale Boulevard, Mississauga, Ontario Canada L5N 5S1 and at the MaRS Discovery District, 101 College Street, Toronto, Ontario, Canada M5G 1L7. Effective January 1, 2007, the lease commitments at these premises cover a total of 38,369 square feet. In addition, Vasogen Ireland Limited leases premises in Ireland totaling approximately 5,500 square feet. We continually monitor our facility requirements in the context of our growth and the results of our research and development activities, and we expect these requirements to change commensurately with our activities.


ROYALTIES

        We have granted royalties to unrelated third parties on gross amounts receivable by us on future commercial sales of our products, comprising 1.5% on all sales to a maximum of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of our Celacade technology, to a maximum royalty of $5.0 million per annum. To date, no royalties are or have been due or payable.


STRATEGIC ALLIANCES

        Based on marketing studies to date, we expect that the primary point of use for our Celacade technology will be the hospital outpatient clinics and/or cardiology and interventional cardiology practices. During the year ended November 30, 2001, we entered into a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") of New Jersey, U.S.A. to establish a potential secondary point of use for our Celacade technology to service patient referrals outside hospital clinics and cardiology practices in the United States on an exclusive basis. As marketing plans have not been finalized, the final terms of the strategic alliance with Quest Diagnostics are not yet established and are the subject of continued discussion between the two companies. We remain free to pursue marketing arrangements with other parties to support the commercialization of our Celacade technology in the United States and in the rest of the world. As part of the agreement, Quest
Diagnostics made a US$7.5 million investment in our Company and received 1,406,783 common shares.


BANKRUPTCIES AND REORGANIZATIONS

        There have been no bankruptcy, receivership, or similar proceedings against us or our subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by us or our subsidiaries within our three most recent fiscal years and none are currently proposed for the current fiscal year. There have been no material reorganizations of us or our subsidiaries within our three most recent fiscal years and none are currently proposed for the current fiscal year.


CODES OF CONDUCT

        The Board of Directors' Code of Conduct and the Employee Code of Conduct for our employees have been implemented. These may be viewed on our website at WWW.VASOGEN.COM or at WWW.SEDAR.COM. During the year ended November 30, 2006, both Codes of Conduct were amended and updated to ensure compliance with relevant regulatory requirements. No waivers or requests for exemptions from the Codes of Conduct were either requested or granted.

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


                                  RISK FACTORS

        THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THOSE THAT WE CURRENTLY BELIEVE MAY MATERIALLY AFFECT US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO BECOME IMPORTANT FACTORS THAT AFFECT US. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, OPERATING RESULTS, OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

RISKS RELATING TO OUR BUSINESS

        Our business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain SIGNIFICANT risk factors which are applicable to us.

WE WILL REQUIRE ADDITIONAL FUNDS IN OUR BUSINESS THAT MAY BE DIFFICULT TO OBTAIN WHEN NEEDED OR ON TERMS ACCEPTABLE TO US.

        As of January 1, 2007, we had a net cash balance of $32.5 million (US$27.9 million) consisting of cash, cash equivalents (including cash collaterizing a letter of credit under the notes described below), and marketable securities. We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market, and to establish marketing, sales, and distribution capabilities, including, as warranted, for Celacade. Our future capital requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within our control. We have no committed sources of capital. Adequate funds may not be available when needed or on terms acceptable to us. In particular, the 6.45% notes issued by us on October 7, 2005 (the "notes") substantially limit our ability to incur additional secured or unsecured debt while the notes are outstanding. See "Description of the Notes". Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop. Any future debt financing arrangements we enter into likely would contain restrictive covenants that impose significant operating and financial restrictions on us. As a consequence of the failure of the ACCLAIM trial to reach its primary endpoint, under the terms of the notes we must maintain a net cash balance of 110% of the outstanding principal amount on the notes. As of January 1, 2007, the remaining principal outstanding under the notes was $5.3 million (US$4.6 million). In addition, our share price declined significantly following the announcement of the ACCLAIM top-line results in June 2006, which may negatively impact our ability to obtain financing in the future. Should our ability to secure additional financing be delayed, management would be required to adjust its commercialization plans and research and development programs and reduce its cash expenditures in order to ensure that we have sufficient cash to fund planned expenditures.

        In order to secure financing, if it is even available, it is likely that we will sell additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. These activities could result in substantial dilution to all our shareholders. Capital raising activities and dilution associated with such activities could cause our share price to decline.

A CONSIDERABLE AMOUNT OF TIME IS REQUIRED TO ANALYZE AND DIGEST THE VOLUMINOUS CLINICAL TRIAL DATA ARISING FROM THE ACCLAIM TRIAL AND FURTHER INFORMATION MAY LEAD TO ADJUSTMENTS IN STRATEGIES.

        A large international trial such as ACCLAIM results in considerable data that need to be analyzed and reviewed. We continue to analyze data and it will subsequently be further reviewed and analyzed by independent experts and regulators. Results disclosed are based on data analyzed to the date of disclosure. When combined with results disclosed, such additional information may lead to adjustments in strategy.

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


WE INTEND TO SEEK ADDITIONAL COLLABORATIVE ARRANGEMENTS TO COMMERCIALIZE OUR PRODUCTS. THESE COLLABORATIONS, IF SECURED, MAY NOT BE SUCCESSFUL.

        We intend to seek additional collaborative arrangements to develop and commercialize some of our products, including Celacade, in Europe and North America. There can be no assurance that we will be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

        Our strategy for the research, development, and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees, health care institutions and principal investigators and others, and our commercial success is dependent upon these outside parties performing their respective contractual obligations responsibly and with integrity. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs.

WE ARE A DEVELOPMENT-STAGE COMPANY WITH A HISTORY OF LOSSES, WE HAVE NOT RECOGNIZED ANY PRODUCT REVENUES, AND WE MAY NEVER ACHIEVE PROFITABILITY.

        Our  products  are in  the  development  stage  and,  accordingly,  our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management. We have incurred a loss in each year since our inception and have received no cash flow from operations to date, and there is no assurance that we will have earnings or cash flow from operations in the future. These losses have resulted in, and are expected to continue to cause decreases in, our cash balances, working capital, and shareholders' equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to further develop our products. There can be no assurance that we will grow and be profitable.

        At November 30, 2006, we had an accumulated deficit of approximately $351.4 million. We have not generated revenues from the commercialization of any products. Our net operating losses over the near term and the next several years are expected to continue as a result of the further clinical trial activity and preparation, as warranted, for regulatory submission necessary to support regulatory approval of our products. To obtain regulatory approval in North America or to support the use of our Celacade technology in HF patients, it may be necessary to conduct another Phase III trial of Celacade and the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased. There can be no assurance as to if or when such additional clinical trial would be undertaken. There can be no assurance that any such additional clinical trial would be successful.

        There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

CASH PAYMENTS MAY BE REQUIRED UNDER THE NOTES UPON AN EVENT OF DEFAULT OR CHANGE OF CONTROL.

        Holders of the notes (the "noteholders") may require that the principal amount of the notes be repaid in cash or that all or a portion of the notes be redeemed in cash upon the occurrence of various events of default (subject to certain cure periods), including but not limited to:

        o the failure of the common shares of any holder of notes to be freely tradable under applicable Canadian law on the TSX and such lapse continues for a period of ten consecutive days or for more than an aggregate of 30 days in any 365-day period;

        o the failure of the registration statement to resell the common shares underlying the notes and warrants to be maintained effective pursuant to the terms of the registration rights agreement, subject to permitted grace periods;

        o the suspension of the common shares from trading on the TSX and NASDAQ (or The NASDAQ Capital Market);

        o the failure to deliver common shares to the noteholders within ten trading days after the conversion date;

        o     the failure to pay principal and/or interest due under the notes;

        o the failure to maintain a net cash balance of 110% of the aggregate principal amount outstanding under the notes;

        o any material default under any indebtedness of ours in an aggregate principal amount of U.S.$5,000,000 or greater;

        o upon our breach in any material respect of any covenant, including the covenant to maintain a cash balance in the circumstances described above, under the transaction documents (as such term is defined in the securities purchase agreements, as filed on SEDAR, dated October 7, 2005, among us, Vasogen Ireland Limited, Vasogen, Corp., and the subscribers for the notes and the warrants) relating to the notes and warrants; and

        o upon any guarantee of the notes ceasing to be in full force and effect.

        Upon the occurrence and during the continuance of an event of default, the interest rate on the notes will be increased to 12% per annum. The noteholders may also require all or a portion of the notes be redeemed in cash upon a change of control. We have not established a sinking fund for payment of the notes, nor do we anticipate doing so. As of January 1, 2007, we have a net cash balance of $32.5 million (US$27.9 million) and approximately $5.3million (US$4.6 million) of principal indebtedness outstanding under the notes. In addition, upon certain fundamental transactions such as a merger or sale of substantially all assets of Vasogen Inc., the warrant holders would be entitled to require us (or our successor entity) to redeem the warrants for cash.

WE ARE LEVERAGED AND HAVE DEBT SERVICE OBLIGATIONS.

        As of January 1, 2007, we had approximately $5.3million (US$4.6 million) of principal indebtedness outstanding under the notes that bears interest at 6.45% per annum.

        This indebtedness could have important consequences to us. For example, it could:

        o increase our vulnerability to general adverse economic and industry conditions;

        o impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, or general corporate purposes;

        o require us to dedicate a portion of our existing cash to the payment of principal and interest on our debt, which would reduce the funds available for our operations;

        o limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; or

        o     place  us  at  a   competitive   disadvantage   compared  to  our
              competitors that have less debt.

        In addition, we must maintain a net cash balance of 110% of the outstanding principal amount of the notes. As of January 1, 2007, we were required to maintain a net cash balance of $5.9 million (US$5.0 million) in accordance with the terms of the notes and we had a net cash balance of $32.5 million (US$27.9 million).

DESPITE CURRENT INDEBTEDNESS LEVELS AND THE TERMS OF THE NOTES, WE MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT.

        Despite current indebtedness levels and the terms of the notes, we may be able to incur substantial additional indebtedness in the future. Under the notes, we are permitted to incur, among other types of indebtedness, indebtedness that is PARI PASSU with or subordinate to the notes and that is repayable on or after 91 days following the maturity date of the notes. If new debt is added to our current debt levels, the related risks that we now face could increase.

WE ARE SUBJECT TO STRINGENT ONGOING GOVERNMENT REGULATION.

        Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada, and other health agencies can require additional clinical trials and can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

        We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our medical products in Canada, the United States, and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on our business, financial condition, and results of operations.

        To date, our Celacade technology has been regulated by the FDA and Health Canada as a medical device. There can be no assurance that this regulatory status will not change in the future or that additional regulatory bodies beyond the medical device authorities will not have input into the approval of our medical products. If the FDA or Health Canada decides to regulate the Celacade therapeutic device as a drug, biologic, or combination product, we could be obligated to conduct additional clinical trials and, in any event, the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased.

        We expect to pursue discussions regarding our phase III ACCLAIM trial with the FDA. It is possible that these discussions could lead to the requirement for additional phase III or phase IV clinical trials as a condition of approval. The results presented in respect of Class II NYHA patients may not be sufficient to support FDA or other health regulatory approvals. Should we elect to conduct additional studies, such decision would increase the cost of and the timeline for developing Celacade for chronic heart failure.

        There can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products, including maintaining our CE Mark approval for Celacade in Europe, or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us and our directors, officers, and employees, or require us to make substantial changes to our manufacturing operations. Any such actions could have a material adverse effect on our business, financial condition, and results of operations.

WE DO NOT YET HAVE ALL THE REQUIRED APPROVALS TO MARKET OUR PRODUCT CANDIDATES, AND OUR CLINICAL TRIALS MAY NOT YIELD RESULTS THAT WILL ENABLE US TO OBTAIN REGULATORY APPROVAL.

        We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for Celacade in North America. There can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

        The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares.
Delays in planned patient enrolment, or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

        There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all.

        On August 30, 2005, we announced that the pivotal phase III SIMPADICO trial, which was designed to further investigate the use of Celacade technology for peripheral arterial disease ("PAD") was being closed out early at 50 centers in North America. In March 2006, we announced that the SIMPADICO trial did not reach its primary endpoint of change in maximal treadmill walking distance.

        On  June  26,  2006,  we  announced   the  initial   results  from  the
2,408-patient phase III ACCLAIM trial of Celacade in chronic HF. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with New York Heart Association (NYHA) Class II chronic HF.

THE SCIENCE UNDERLYING OUR CELACADE TECHNOLOGY IS RELATIVELY NEW AND UNPROVEN.

        Definitive proof of the precise mechanism of action of our Celacade technology will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor has any other company, successfully commercialized a therapy similar to that using the Celacade therapeutic device. There can be no assurance that the products we are currently developing will be approved by additional regulatory agencies or that further testing will yield positive results. Should one of our product candidates prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued. With respect to results from the SIMPADICO and ACCLAIM trials, see "General Development of the Business." We do not yet have all the required approvals to market our product candidates, and our clinical trials may not yield results that will enable us to obtain regulatory approval.

A FURTHER SETBACK IN THE DEVELOPMENT OF OUR CELACADE TECHNOLOGY WOULD LIKELY CAUSE A FURTHER DROP IN THE PRICE OF OUR COMMON SHARES.

        We intend to rely substantially on the exploitation of our Celacade technology for our future earnings. If our Celacade technology does not become commercially viable, we may not achieve profitability and our common share price would likely decline further. For example, on June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade in chronic HF. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with NYHA Class II chronic HF. The closing price of our common shares on NASDAQ decreased from US$1.85 on June 23, 2006, the last trading day prior to the announcement, to US$0.482 on June 26, 2006.

WE ARE RELIANT ON OUR KEY PERSONNEL.

        The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect our ability to complete the development of our products, successfully commercialize our products, and to grow and expand our business operations. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition, and/or results of operations.

OUR INTELLECTUAL PROPERTY MAY NOT PROVIDE MEANINGFUL PROTECTION FOR OUR PRODUCT CANDIDATES. WE MAY INFRINGE OTHERS' PATENTS. PATENT LITIGATION IS TIME CONSUMING AND EXPENSIVE.

        Our success may depend, in part, on our ability to obtain patent protection for our products and processes. We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents covering certain aspects of our immune modulation therapies and medical devices. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology, pharmaceutical, and medical device companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology, pharmaceutical and medical device patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

        It is possible that our products or processes will infringe, or will be found to infringe, patents not owned or controlled by us. In addition, because patent applications are often maintained in secrecy and may take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products infringe. If any relevant claims of third-party patents that relate to our products are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to us or that we could redesign our products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject us to significant liabilities to third parties, require disputed rights to be licensed, or require us to cease using our technology.

IF WE FAIL TO OBTAIN  ACCEPTABLE  PRICES OR APPROPRIATE  REIMBURSEMENT  FOR OUR
PRODUCTS,  OUR  ABILITY TO  SUCCESSFULLY  COMMERCIALIZE  OUR  PRODUCTS  WILL BE
IMPAIRED.

        Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, that plan to offer various products in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, federal programs or the insurance companies decline to provide reimbursement for our products and related treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and related treatments will be eligible for reimbursement.

        There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical products and services.

        If purchasers or users of our products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if our products and related treatments are approved for reimbursement by federal and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

        Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

COMPETITION IN OUR TARGET MARKETS IS INTENSE, AND DEVELOPMENTS BY OTHER COMPANIES COULD RENDER OUR PRODUCT CANDIDATES OBSOLETE.

        The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for chronic heart failure, PAD, and neurological diseases, and others are being developed.

WE ARE SUBJECT TO EXPOSURE TO PRODUCT LIABILITY CLAIMS.

        We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products or therapies results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance for clinical trials, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

WE  DO  NOT  HAVE  COMMERCIAL-SCALE   MANUFACTURING  CAPABILITY,  AND  WE  LACK
COMMERCIAL MANUFACTURING EXPERIENCE.

        We currently rely upon single sources for the supply of some of the components required to manufacture and use our products. For example, we currently rely on a single subcontractor for the disposable cartridges that are components of the Celacade technology. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, supplies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of the manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on our clinical studies, business, financial condition, and results of operations.

        If we are successful in developing the markets for our products, we would have to arrange for their scaled-up manufacture. At the present time, we have not arranged for the large-scale manufacture of our products. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. We believe our contractors will be able to manufacture our medical devices for initial commercialization if the products obtain FDA and other regulatory approvals, but we have not yet demonstrated the capability to manufacture the medical devices in commercial quantities. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

        The manufacture of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and/or other relevant regulatory authorities. For these reasons, we would not be able to replace our manufacturing capacity quickly if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the regulatory requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would have a material adverse effect on our business, financial condition, and results of operations.

        We expect to enter into additional arrangements with contract manufacturing companies in order to meet requirements for our products or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute our finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA and other regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the design and/or manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

WE HAVE NO SALES, MARKETING, AND DISTRIBUTION EXPERIENCE.

        We have no experience in the sales, marketing, and distribution of pharmaceutical or medical device products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

OUR  STRATEGIC  ALLIANCE  WITH  QUEST  DIAGNOSTICS   INCORPORATED  MAY  NOT  BE
SUCCESSFUL.

        To develop a potential secondary point of care for integration of our Celacade technology, we formed a strategic alliance in November 2001 with Quest Diagnostics Incorporated in the United States on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practises. The final terms of this alliance are not yet established and are the subject of continued discussion between the two companies. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

IF OUR PRODUCTS DO NOT GAIN MARKET ACCEPTANCE, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES.

        We may not yet have the required clinical data and results to successfully market our Celacade technology in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow us to successfully market any of our product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

        Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, and others in the medical community, our ability to generate significant revenues from our products would be limited.

WE MAY NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT.

        We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

OUR BUSINESS INVOLVES THE USE OF HAZARDOUS MATERIAL, WHICH REQUIRES US TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

        Although we do not currently manufacture commercial quantities of our products, we produce limited quantities of such products for our clinical trials. Our research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

        Our insurance may not provide adequate coverage with respect to environmental matters.

ENVIRONMENTAL REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS AND OUR FINANCIAL POSITION.

        We are subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

THERE ARE RISKS RELATED TO THE HANDLING OF BLOOD.

        Our product development activities and our clinical trials involve the withdrawal of a small sample of a patient's blood cells into our Celacade single-use disposable cartridge, exposure of such blood cells to our controlled treatment process utilizing our proprietary Celacade therapeutic device and then re-administration of such blood cells to the patient intramuscularly. There are risks associated with the handling of human blood that may contain infectious agents, notwithstanding the sterile techniques employed in our clinical trials. While we believe that our processes and safety procedures for handling human blood are adequate to ensure against infection of the patient and our clinical staff and employees, there is a risk that such procedures will fail and will result in infection. In the event of such infection, we could be held liable for any damages that result, and any such liability could exceed our resources.

                        RISKS RELATING TO OUR SECURITIES

OUR SHARE PRICE HAS BEEN HIGHLY VOLATILE AND OUR SHARES COULD SUFFER A DECLINE IN VALUE.

        The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

        o announcements by us of results of, and developments in, our research and development efforts, including results and adequacy of, and developments in, our clinical trials, for example, our June 26, 2006 announcement of the initial ACCLAIM results;

        o sales of our common shares, including by holders of the notes on conversion or repayment by us in common shares and in connection with further financings;

        o     announcements regarding new or existing corporate partnerships;

        o announcements regarding our listing on NASDAQ or The NASDAQ Capital Market;

        o actual or anticipated period-to-period fluctuations in financial results;

        o     litigation or threat of litigation;

        o failure to achieve, or changes in, financial estimates by securities analysts;

        o announcements regarding new or existing products or services or technological innovations by us or our competitors;

        o comments or opinions by securities analysts or members of the medical community;

        o conditions or trends in the pharmaceutical, biotechnology and life science industries;

        o announcements by us of significant acquisitions, joint ventures or capital commitments;

        o     additions or departures of key personnel;

        o     economic and other external factors or disasters or crises;

        o     limited daily trading volume; and

        o developments regarding our patents or other intellectual property or that of our competitors.

        In addition, the stock market in general and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. Factors such as the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning our patent or other proprietary rights or those of our competitors; concern as to the safety of our products; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

UNDER THE TERMS OF THE NOTES AND IN THE EVENT THAT WE ARE UNABLE TO ISSUE SHARES AT THE CONVERSION PRICE STIPULATED BY THE NOTES, WE MUST MAKE ADDITIONAL CASH PAYMENTS TO THE NOTEHOLDERS.

        If, due to restrictions promulgated by any of NASDAQ, The NASDAQ Capital Market, or the TSX, we are unable to issue a sufficient number of our common shares at the conversion price stipulated by the notes to noteholders on conversion of their notes into common shares or on payment of the notes in common shares, we are required to pay to such noteholders an amount in cash to compensate for those shares we are unable to issue.

THERE MAY NOT BE AN ACTIVE, LIQUID MARKET FOR OUR COMMON SHARES.

        There is no guarantee that an active trading market for our common shares will be maintained on NASDAQ or the NASDAQ Capital Market or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

WE MAY NOT MEET NASDAQ'S CONTINUED LISTING REQUIREMENTS.

        Failure  to  meet  the  applicable   quantitative   and/or  qualitative
maintenance requirements of NASDAQ could result in our common shares being delisted from NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than US$1.00 per share. If the bid price falls below the US$1.00 minimum for more than 30 consecutive trading days, we will have 180 days to satisfy the US$1.00 minimum bid price for a period of at least ten trading days. From June 26, 2006 through January 30, 2007, our common shares have not traded above the US$1.00 minimum bid.

        On August 11, 2006, we announced that we had received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the 30 consecutive business days prior to such date, the bid price of our common shares closed below the minimum bid price of US$1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5). It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum bid price requirement. Under the rules of the NASDAQ, we are provided six months (180 calendar days), or until February 5, 2007, to regain compliance with the bid price requirement.

        Based on NASDAQ Marketplace rules, if, at any time before February 5, 2007, the bid price of our common shares closes at U.S.$1.00 per share or more for a minimum of ten consecutive business days, we will regain compliance with such rules.

        If delisted from NASDAQ, our common shares may be eligible for trading on The NASDAQ Capital Market or on other over-the-counter markets in the United States. We currently plan to apply for a listing on The NASDAQ Capital Market. There can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States. Although we may explore various actions to meet NASDAQ's minimum listing requirements, including effecting a share consolidation, if necessary, there is no guarantee that any such actions will be successful in bringing us into compliance with such requirements. In the event that we are not able to obtain a listing on The NASDAQ Capital Market or another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States. Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ or The NASDAQ Capital Market. Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares are delisted from NASDAQ or The NASDAQ Capital Market, the price of our common shares is likely to decline. In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

FUTURE ISSUANCES OF OUR COMMON SHARES COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON SHARES AND COULD RESULT IN SUBSTANTIAL DILUTION TO OUR SHAREHOLDERS.

        We expect to issue substantial amounts of common shares in the future. Holders of any remaining outstanding notes may elect to convert their notes into common shares at US$1.99 per share and subject to further adjustments in accordance with the terms of the notes. In addition, the principal amount of any outstanding notes is repayable at the election of Vasogen Ireland Limited by the issuance of common shares, subject to satisfaction of certain conditions. If the outstanding notes are repaid by the issuance of common shares, the common shares will be issued at a 5% discount to the arithmetic average of the weighted average price of the common shares during each of the 12 consecutive trading days preceding the time of issuance (the "12-day market price"), or, in the event that the common shares have a 12-day market price of less than US$1.00, then the common shares will be issued at a 10% discount to the 12-day market price. To the extent that the market price of the common shares declines, we will need to issue an increasing number of common shares per dollar of principal to be repaid. Subject to certain restrictions, noteholders may engage in short sales of the common stock that negatively impact the market price of the common shares, thereby causing us to have to issue more common shares to repay any outstanding notes. As at January 30, 2007, the closing price of the common shares on NASDAQ was US$0.43 per share and on the TSX was $0.51 per share and the aggregate principal amount of the notes remaining outstanding was $5.3 million (US$4.6 million). After the February 1, 2007 instalment payment is applied, the outstanding principal balance on the senior notes will be $US2.8 million.

        We issued warrants to purchase 3,333,334 common shares to the investors who subscribed for the notes on issuance of the notes in October 2005. Each warrant entitles the holder to purchase one common share at an exercise price of US$1.99 per share, subject to further adjustments in accordance with the terms of the warrants. The warrants have a five-year term. If Vasogen Ireland Limited elects to accelerate repayment of the notes, we are obligated, subject to regulatory approval, to issue additional warrants generally having an exercise price equal to US$1.99 per share, and a five-year term commencing upon the date of issuance. The number of warrants to be issued upon Vasogen Ireland Limited's election to accelerate repayment of the notes is equal to that number of warrants sufficient to entitle the holder to acquire that number of common shares equal to 65% of the number obtained when the accelerated amount being repaid is divided by US$1.99 per share and subject to further adjustment. We elected to make a US$1.8 million acceleration payment with each of the March, April, and May 2006 installment payments to the noteholders and a US$2.8 million acceleration payment with the June 2006 installment. In respect of the March 1, 2006 acceleration payment, we issued an additional 390,000 warrants exercisable at US$3.11 adjusted to $2.06 for a term of five years from the date of issue, and in respect of each of the April 1 and May 1, 2006 acceleration payments, we issued an additional 390,000 warrants exercisable at US$3.00 adjusted to US$1.99 for a term of five years from the date of issue. In respect of the June 1, 2006 acceleration payment, we issued an additional 606,666 warrants exercisable at US$3.00 adjusted to US$1.99 for a term of five years from the date of issue. As a result of the financing that was completed on November 14, 2006 described below, the 5.1 million warrants outstanding can now be exercised for 7.7 million common shares, which is an increase from the 5.1 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

        On November 14, 2006, we issued 43,191,492 units of the Company (the "units") at a price of US$0.47 per unit. Each unit consisted of one common share, 0.4 of one common share purchase warrant expiring on November 14, 2011 (a "series A warrant") and 0.1 of one common share purchase warrant expiring on May 14, 2007 (a "series B warrant"). Warrant certificates issued in favour of purchasers of units in the offering completed in November 2006 provide that each whole series A warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$0.63 per common share and each whole series B warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$0.53 per common share. Up to 21,595,745 common shares in aggregate are issuable upon due exercise of the series A and series B warrants. Any series A warrant which remains unexercised as at November 14, 2011, and any series B warrant which remains unexercised as at May 14, 2007, will terminate and be of no further force or effect. Additionally, in connection with the offering, we issued to the placement agent 2,560,000 compensation warrants to purchase common shares at US$0.63 per share. These warrants will expire on November 14, 2009. In addition to common shares issuable in connection with conversion or repayment of the notes and exercise of the warrants, our investors, employees, and directors hold rights to acquire substantial amounts of our common shares. In order to obtain future financing, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.

        Future issuances of substantial amounts of our common shares, or the perception that such issuances are likely to occur, could affect prevailing trading prices of our common shares. Future issuances of our common shares could result in substantial dilution to our shareholders. Capital raising activities and dilution associated with such activities could cause our share price to decline. In addition, the existence of the notes and warrants may encourage short selling by market participants.

IF THERE ARE SUBSTANTIAL SALES OF OUR COMMON SHARES, THE MARKET PRICE OF OUR COMMON SHARES COULD DECLINE.

        Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

WE HAVE NOT PAID DIVIDENDS.

        We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

IT MAY BE DIFFICULT TO OBTAIN AND ENFORCE JUDGMENTS AGAINST US BECAUSE OF OUR CANADIAN RESIDENCY.

        We are governed by the laws of Canada. Most of our directors and officers, as well as some of the experts named in this annual information form, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers and the experts named in this annual information form who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

WE HAVE ADOPTED A SHAREHOLDER RIGHTS PLAN.

        We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See "Description of Share Capital".

WE ARE LIKELY TO BE CLASSIFIED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. INCOME TAX PURPOSES, WHICH COULD HAVE SIGNIFICANT AND ADVERSE TAX CONSEQUENCES TO U.S. INVESTORS.

        We were a passive foreign investment company ("PFIC") in our 2006 taxable year, and we believe there is a significant likelihood that we will be classified as a PFIC in our 2007 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares. It may be possible for U.S. holders of common shares to mitigate these consequences by making a "qualified electing fund" election.


                                   DIVIDENDS

        The Company has not paid, and has no current plans to pay, dividends on its common shares. We currently intend to retain future earnings, if any, to finance the development of our business. Any future dividend policy will be determined by the Board of Directors, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board of Directors may deem relevant.


                               CAPITAL STRUCTURE

        Our authorized share capital consists of an unlimited number of common shares, all without nominal or par VALUE.

COMMON SHARES. Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. The common shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of common shares have the right to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary. All common shares now outstanding and to be outstanding upon exercise of the outstanding options and warrants are, or will be, fully paid and non-assessable. As at January 30, 2007, 168,264,396 common shares were issued and outstanding.

WARRANTS. At November 30, 2006, 29,265,318 warrants to purchase 31,859,683 common shares were outstanding which have a weighted average exercise price of US$0.95 per common share.

OPTIONS. At November 30, 2006, there were 8,120,519 common shares issuable upon the exercise of outstanding options granted under our stock option plans which have a weighted average exercise price of $3.03 per common share and up to 1,538,701 additional common shares were reserved for issuance under our stock option plans. DIRECTORS' DEFERRED SHARE UNITS. At November 30, 2006, there were 199,089 common shares issuable upon the exercise of outstanding deferred share units granted under our Directors' Deferred Share Unit and Stock Plan, which have a fair market value of $88,595 and up to 26,953 additional common shares were reserved for issuance under our Directors' Deferred Share Unit and Stock Plan.

SHAREHOLDER RIGHTS PLAN. We adopted, effective November 22, 2000, a shareholder rights plan which was subsequently amended on May 7, 2003 and March 22, 2006. Unless otherwise extended with the approval of our shareholders, the Shareholder Rights Plan and the rights issued thereunder will expire at the close of our Annual Meeting of Shareholders to be held in 2009, unless the rights are terminated, redeemed, or exchanged earlier by our Board of Directors.

        From November 30, 2006 to the date of this annual information form, no options to purchase our common shares were granted, no options to purchase our common shares were exercised, 159,552 options to purchase our common shares expired, and 86,381 options to purchase our common shares were cancelled.

                            DESCRIPTION OF THE NOTES

        On October 7, 2005, our wholly-owned Irish subsidiary, Vasogen Ireland Limited, issued the notes, which are guaranteed by us, as well as by our wholly-owned United States subsidiary, Vasogen, Corp. Interest at 6.45% is payable on the notes in cash only. The notes are unsecured. We are required to maintain a letter of credit in connection with these notes payable in the amount of US$5.6 million, which is fully secured by cash on hand. The terms of the notes allowed us to reduce the US$10.0 million original amount of the letter of credit by US$4.4 million, an amount equal to one half of the difference between US$17.0 million and the aggregate principal amount of the notes outstanding of US$8.2 million on November 1, 2006. The letter of credit and the restricted cash required to secure the letter of credit can be further reduced at our option after the outstanding principal amount of the convertible notes has been reduced by a further US$2 million, such reduction amount to equal the difference between (A) one-half of the difference between (i) US$17 million and (ii) the aggregate principal amount of the senior convertible notes then outstanding and (B) the aggregate amount of any prior reductions of the letter of credit amount. Upon an event of default under the notes, noteholders may draw against the letter of credit. We must maintain a net cash balance of 110% of the outstanding principal amount of the notes. As of January 1, 2007, we were required to maintain a net cash balance of $5.9 million (US$5.0 million) in accordance with the terms of the notes and we had a net cash balance of $32.5million (US$27.9 million). This represents 609% of the aggregate principal amount of the notes remaining outstanding which is $5.3 million (US$4.6 million) as of January 1, 2007. If an event of default should occur, as defined under the notes, the notes shall bear interest at a rate of 12.0% per annum until such default is cured. In addition, if an event of default should occur, noteholders will be entitled to require the redemption of their notes, in whole or in part, at a price determined according to a formula under the notes. In the event that a noteholder elects to convert their notes, in whole or in part, into common shares and we are unable to issue the required number of common shares due to an insufficient number of common shares being covered under our August 2006 restated prospectus or any amendments thereto, then we shall be required to make a cash payment to such electing noteholders, and such cash payment shall be in an amount that is at a premium to the value of the common shares that would have otherwise been issued.

        The notes are convertible by their holders into common shares at US$1.99 per share, and subject to further adjustments in accordance with the terms of the notes. The principal amount of the notes is repayable in monthly instalments in cash or, at Vasogen Ireland Limited's election and subject to the satisfaction of certain conditions, by the issuance of our common shares.

        If the notes are repaid by the issuance of common shares, the common shares will be issued at a 5% discount to the arithmetic average of the weighted average price of the common shares during each of the twelve consecutive trading days preceding the time of issuance (the "twelve-day market price"), or, in the event that the common shares have a twelve-day market price of less than US$1.00, then the common shares will be issued at a 10% discount to the twelve-day market price.

        Starting with the November 1, 2006 instalment we can no longer issue shares based on a discount of the share price to the note holders as we have exceeded the limit for the discounted shares that was established in the financing. As a result each instalment payment made in shares will require us to issue shares at 100% of the share price and make the note holders whole with a cash payment equal to the 10% of the instalment amount.

        As of January 1, 2007, the aggregate principal amount outstanding on the notes was approximately $5.3 million (US$4.6 million). If we continue to make the mandatory monthly instalment payments of US$1.8 million on the first day of each month, we anticipate the notes will be fully repaid on April 1, 2007. If our share price increases to over US$1.00 per share, we expect to have the opportunity to accelerate principal repayments which could result in the notes being fully repaid in advance of such date. If all remaining principal instalments are repaid in common shares using, for example, the closing stock price on January 30, 2007 of US$0.43, assuming a conversion price of US$.43 per share, a total of 6,410,119 common shares would be issued. As of January 30, 2007, 3,727,939 common shares are available for issuance for purposes of the notes and on exercise of warrants issued pursuant to the notes under our restated prospectus of August 2006. Should the remaining shares qualified by prospectus be insufficient to repay the remaining notes, it may be necessary to pay a part of the notes in cash. If Vasogen Ireland Limited elects to accelerate repayment of the notes, we are obligated, subject to regulatory approval, to issue additional warrants generally having an exercise price equal to US$1.99, and a five-year term commencing upon the date of issuance. The number of warrants to be issued upon Vasogen Ireland Limited's election to accelerate repayment of the notes is equal to that number of warrants sufficient to entitle the holder to acquire that number of common shares equal to 65% of the number obtained when the accelerated amount being repaid is divided by US$1.99 and subject to further adjustment.

        As a result of the financing that was completed on November 14, 2006 the conversion price of the senior convertible notes was reduced to US$1.99 from US$3.00 in accordance with the anti-dilution provisions contained within the notes.

      DESCRIPTION OF THE WARRANTS ISSUED ON THE PRIVATE PLACEMENT OF NOTES

        In connection with the private placement of the notes in October 2005, we issued 3,333,334 initial warrants to those investors who subscribed for the notes entitling each holder to acquire pro rata that number of common shares equal to 25% of the total number of shares that may be issued on conversion by the holder of the notes. Each initial warrant entitles the holder to purchase one common share at an exercise price of US$1.99, subject to adjustment. In the event that a warrant holder exercises their warrants, in whole or in part, and we are unable to issue the required number of common shares due to an insufficient number of common shares being covered under our prospectus of November 18, 2005, or any amendments thereto, then we shall be required to make a cash payment to such exercising warrant holders, and such cash payment shall be in an amount that is at a premium to the value of the common shares that would have otherwise been issued. The initial warrants have a five-year term.

        Acceleration warrants shall be issued in the event that Vasogen Ireland Limited elects to accelerate the repayment of the notes. If Vasogen Ireland Limited elects to accelerate repayment, we are obligated, subject to regulatory compliance, to issue warrants generally having an exercise price equal to US$1.99, subject to adjustment, and a five-year term commencing upon the date of issuance. The number of warrants to be issued upon Vasogen Ireland Limited's election to accelerate repayment of the notes shall be that number of warrants sufficient to entitle the holder to acquire that number of common shares equal to 65% of the number obtained when the accelerated amount being repaid is divided by US$1.99, subject to adjustment.

        As a result of the financing that was completed on November 14, 2006 the exercise price of the 4,720,000 warrants outstanding to the note holders at an exercise price of US$3.00 was reduced to US$1.99 and the exercise price of the 390,000 warrants at an exercise price of US$3.11 was reduced to US$2.06 in accordance with the anti-dilution provisions contained within the notes. In addition, the 5.1 million warrants outstanding can now be exercised for 7.7 million common shares, which is an increase from the 5.1 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

          DESCRIPTION OF THE WARRANTS ISSUED IN CONNECTION WITH UNITS

        On November 14, 2006, we issued 43,191,492 units of the Company (the "units") at a price of US$0.47 per unit. Each unit consisted of one common share, 0.4 of one common share purchase warrant expiring on November 14, 2011 (a "series A warrant") and 0.1 of one common share purchase warrant expiring on May 14, 2007 (a "series B warrant"; and together with the series A warrant, the "warrants"). Warrant certificates issued in favour of purchasers of units in the offering completed in November 2006 provide that each whole series A warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$ 0.63 per common share and each whole series B warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$0.53 per common share. Up to 21,595,745 common shares in aggregate are issuable upon due exercise of the warrants. Any series A warrant which remains unexercised as at November 14, 2011, and any series B warrant which remains unexercised as at May 14, 2007, will terminate and be of no further force or effect. Additionally, in connection with the offering, we issued to the placement agent 2,560,000 compensation warrants to purchase common shares at US$0.63 per share. These warrants will expire on November 14, 2009.

        The number of common shares issuable on exercise of the warrants and the exercise price are subject to revision upon the occurrence of any share split, share consolidation, stock dividend or share reorganization. Fractional common shares are not issued upon the exercise of warrants.

                             MARKET FOR SECURITIES

        Our common shares are listed on the Toronto Stock Exchange (the "TSX") and quoted for trading on the NASDAQ Global Market ("NASDAQ"). Prior to December 17, 2003, our common shares were listed on the American Stock Exchange.

        The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

            MONTH       $ HIGH       $ LOW      CLOSE      VOLUME
            -----       ------       -----      -----      ------
            Dec 05       2.85        2.20       2.34     1,790,826
            Jan 06       2.99        2.21       2.63     2,647,036
            Feb 06       3.97        2.75       3.35     3,525,719
            Mar 06       3.93        2.43       2.47     5,090,390
            Apr 06       2.64        2.22       2.55     2,229,220
            May 06       2.67        2.12       2.21     1,551,576
            Jun 06       2.40        0.46       0.53     18,511,623
            Jul 06       0.56        0.32       0.36     5,002,392
            Aug 06       0.83        0.36       0.71     7,928,519
            Sep 06       0.85        0.58       0.79     12,452,914
            Oct 06       0.84        0.58       0.64     3,574,713
            Nov 06       0.68        0.43       0.44     3,254,692


        The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and volume traded on NASDAQ.

             MONTH       $ HIGH      $ LOW      $ CLOSE      VOLUME
             -----       ------      -----      -------      ------
             Dec 05       2.40        1.90       2.05       9,408,741
             Jan 06       2.59        1.91       2.32      11,211,574
             Feb 06       3.45        2.39       2.94      17,363,153
             Mar 06       3.39        2.08       2.11      23,452,677
             Apr 06       2.36        1.90       2.30      10,264,471
             May 06       2.40        1.89       2.00      13,287,118
             Jun 06       2.15        0.41       0.48      84,905,064
             Jul 06       0.51        0.27       0.31      51,865,064
             Aug 06       0.74        0.31       0.67      50,200,964
             Sep 06       0.76        0.52       0.70      74,620,051
             Oct 06       0.75        0.51       0.57      40,444,155
             Nov 06       0.59        0.38       0.39      27,661,027



                              ESCROWED SECURITIES

        To our knowledge, none of our securities is held in escrow.

                             DIRECTORS AND OFFICERS

        The names and municipalities of residence of all our directors and officers as at the date hereof, the offices presently held, principal occupations, and the year each director or officer first became a director or officer are set out below. Each director was elected to serve until the next annual meeting of our shareholders or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

---------------------------------------------------------------------------------------------------------------------
                       POSITION WITH THE COMPANY AND PRINCIPAL                                 DIRECTOR/OFFICER
NAME AND RESIDENCE(3)  OCCUPATION FOR THE LAST FIVE YEARS        OTHER PUBLIC COMPANY BOARDS   SINCE
---------------------------------------------------------------------------------------------------------------------
TERRANCE H. GREGG(2)   Chairman of the Board and Director of     Amylin Pharmaceuticals,       September 1999
Los Angeles,           the Company.  Mr. Gregg is the former     Inc.
California, USA        President of Medtronic MiniMed.  He       DexCom Inc.
                       became President and Chief Operating      LMS Medical Systems Limited
                       Officer of Minimed in 1996.
---------------------------------------------------------------------------------------------------------------------
WILLIAM R. GRANT(1)    Director of the Company.  Vice Chairman   Advanced Medical Optics,      November 1998;
New York,              of Galen Associates.                      Inc.                          Chairman from
New York, USA                                                    Massey Energy Company         March 2001 to March
                                                                 Quest Diagnostics             2006
                                                                 Incorporated
---------------------------------------------------------------------------------------------------------------------
DR. RONALD M.          Director of the Company.  Dr. Cresswell    None                         January 2006
CRESSWELL(1)           is the former Senior Vice President and
Ann Arbor, Michigan,   Chief Scientific Officer of Warner
USA                    Lambert.
---------------------------------------------------------------------------------------------------------------------
DAVID G. ELSLEY        President, Chief Executive Officer, and   None                          January 1991
Oakville, Ontario,     a Director of the Company.
Canada
---------------------------------------------------------------------------------------------------------------------
BENOIT LA SALLE(1)     Director of the Company.  President and   Contact Image Inc.            January 1997
Montreal, Quebec,      Chief Executive Officer of SEMAFO Inc.    ART Research Technologies
Canada                                                           LMS Medical Systems Limited
                                                                 Pebercan Inc.
                                                                 SEMAFO Inc.
                                                                 20/20 Technologies Inc.
---------------------------------------------------------------------------------------------------------------------
ELDON R. SMITH         Vice President, Scientific Affairs, and   Canadian Natural Resources    July 1998
Calgary, Alberta,      a Director of the Company.                Limited
Canada                                                           Overlord Financial Inc.
                                                                 Sernova Corp.
---------------------------------------------------------------------------------------------------------------------
DR. CALVIN R.          Director of the Company. Dr. Stiller      NPS Pharmaceuticals, Inc.,    January 2006
STILLER(2)             is the former Chairman and Chief          Residence Retirement REIT,
London, Ontario,       Executive Officer of Canadian Medical     CPL Trust, NeuroMedix Inc.
Canada                 Discoveries Fund Inc.
---------------------------------------------------------------------------------------------------------------------
JOHN C. VILLFORTH(2)   Director of the Company.  Former          EduNeering Inc.               March 2001
Gaithersburg,          President and Executive Director, Food
Maryland, USA          and Drug Law Institute.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                       POSITION WITH THE COMPANY AND PRINCIPAL                                 DIRECTOR/OFFICER
NAME AND RESIDENCE(3)  OCCUPATION FOR THE LAST FIVE YEARS        OTHER PUBLIC COMPANY BOARDS   SINCE
---------------------------------------------------------------------------------------------------------------------
DR. ANTHONY E. BOLTON  Chief Scientific Officer of the Company   None                          January 1995
Bakewell,
Derbyshire, England
---------------------------------------------------------------------------------------------------------------------
CATHERINE M. BOUCHARD   Vice President, Human Resources,         None                          August 2006
Lakefield, Ontario,    formerly Director of Human Resources of
Canada                 the Company.  Ms. Bouchard was formerly
                       Director of Human Resources at MDS
                       Laboratories.
---------------------------------------------------------------------------------------------------------------------
DR. JAY H. KLEIMAN     Chief Medical Officer and Head of         None                          December 2004
Lake Forest,           Cardiovascular Development of the
Illinois, USA          Company.  Dr. Kleiman was formerly Vice
                       President, Clinical Affairs of
                       Northfield Laboratories, and formerly
                       Medical Director,
                       Cardiovascular/Metabolic Clinical
                       Research for the G. D. Searle division
                       of Pharmacia (now Pfizer).
---------------------------------------------------------------------------------------------------------------------
SUSAN F.  LANGLOIS     Vice President, Regulatory Affairs of     None                          May 2003
Bolton, Ontario,       the Company.  Ms. Langlois  was
Canada                 formerly Vice-President, Clinical and
                       Regulatory Affairs at Hemosol and
                       Director, Global Regulatory Affairs at
                       Connaught Laboratories Ltd.
---------------------------------------------------------------------------------------------------------------------
JACQUELINE H.R. LE     Vice-President, Corporate & Legal         None                          July 2005
SAUX                   Affairs of the Company.  Ms. Le Saux
Toronto, Ontario,      was formerly a legal and business
Canada                 development executive with
                       Sanofi-aventis Canada, Zinc
                       Therapeutics,  Ellipis Biotherapeutics
                       and Draxis Health.
---------------------------------------------------------------------------------------------------------------------
BERNARD LIM            Senior Vice President, Operations,        None                          March 2001
Oakville, Ontario,     formerly, Vice-President Technology of
Canada                 the Company.  Mr. Lim was formerly the
                       Managing Director of WELMED (IVAC), and
                       formerly Managing Consultant of Belle
                       Consulting.
---------------------------------------------------------------------------------------------------------------------
DR. MICHAEL E.         Vice President, Medical Affairs of the    None                          September 2004
SHANNON                Company.  Dr. Shannon was formerly Vice
Picton, Ontario,       President, Medical Sciences for Hemosol
Canada                 Inc., Senior Medical Advisor and
                       Principal for the Canadian Auditor
                       General, and the Director General of
                       the Laboratory Center for Disease
                       Control, Health Canada.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                       POSITION WITH THE COMPANY AND PRINCIPAL                                 DIRECTOR/OFFICER
NAME AND RESIDENCE(3)  OCCUPATION FOR THE LAST FIVE YEARS        OTHER PUBLIC COMPANY BOARDS   SINCE
---------------------------------------------------------------------------------------------------------------------
PAUL J. VAN DAMME      Vice-President, Finance, and Chief        None                          December 2005
Toronto, Ontario,      Financial Officer.  Mr. Van Damme was
Canada                 formerly Chief Financial Officer of
                       Lorus Therapeutics Inc., Affinity
                       Express Inc., and Electrovaya Inc.
---------------------------------------------------------------------------------------------------------------------
CHRISTOPHER J.         Chief Operating Officer and formerly      None                          March 1997
WADDICK, Georgetown,   Executive Vice President, Chief
Ontario, Canada        Financial Officer, and Treasurer of the
                       Company.
---------------------------------------------------------------------------------------------------------------------

Notes:
1.   Member of the Audit Committee of the Board of Directors.
2. Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.
3. The Company does not have an executive committee of the Board of Directors.

        As of November 30, 2006, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 1,368,083 common shares, representing approximately 1% of the issued common shares of the Company.

        On December 9, 2002, BridgePoint International Inc., a company of which Mr. Benoit La Salle was a director and chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authorities in each of Quebec, Ontario, Manitoba, Alberta, and British Columbia as a consequence of its default in filing its audited financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, all cease trade orders were revoked by these securities regulatory authorities.


COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

The charter of the Compensation, Nominating, and Corporate Governance Committee can be found on our website at www.vasogen.com.


AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures. The audit committee is comprised of three independent directors: William R. Grant, Benoit La Salle, and Ronald Cresswell.

Mr. Grant joined our Board of Directors in 1998 and became Chairman in March 2001. He was succeeded as Chairman by Terrance Gregg in March 2006. He is Vice Chairman and Co-founder of Galen Associates, a New York-based private equity firm that focuses exclusively on the healthcare industry. Mr. Grant has more than 40 years of experience in the investment banking and healthcare fields. During his 25 years with Smith Barney, Mr. Grant was elected President, then Vice-Chairman, and participated in the financing of many healthcare companies. Mr. Grant then joined MacKay-Shields Financial Corporation as President and was later elected Chairman of the Board.

Mr. La Salle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle & Associes, Chartered Accountants. Mr. La Salle joined our Board of Directors in 1997.

Dr. Cresswell brings over three decades of research and commercial development experience in cardiovascular and other therapeutic areas. In his capacity of Senior Vice President and Chief Scientific Officer of Warner-Lambert, he developed an understanding of accounting principles and, in particular, gained experience in the analysis and evaluation of financial statements, particularly as relates to health product related research and development activities and the internal controls and procedures relevant to such activities. Dr. Cresswell joined our Board of Directors in 2006.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert". The Board has determined that Benoit La Salle qualifies as a financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company's financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors and risk assessment and management. The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

The Audit Committee reviewed with the independent auditor, who is responsible for expressing an opinion on the conformity of the Company's audited financial statements with United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor's independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditor's independence.

The Company's independent auditor is accountable to the Board of Directors and to the Audit Committee. The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services. The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter. Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor's independence.

The Audit Committee also discussed with the Company's independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held five meetings during the twelve-month period ended November 30, 2006.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve month period ended November 30, 2006 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

The charter of the Audit Committee is reproduced below, and can also be found on our website at www.vasogen.com.

Report Submitted by the Audit Committee


William R. Grant             Benoit La Salle         Ronald Cresswell

            CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.      PURPOSE

        The Audit Committee shall provide assistance to the Board of Directors in fulfilling its oversight function with respect to:

        (a)   the integrity of Vasogen's financial statements;

        (b)   Vasogen's compliance with legal and regulatory requirements;

        (c)   the External Auditor's qualifications and independence; and

        (d) the performance of Vasogen's internal audit function and the External Auditor.


2.      COMMITTEE MEMBERSHIP

2.1     NUMBER OF MEMBERS

        The Audit Committee will be comprised of no fewer than three Directors.

2.2     INDEPENDENCE OF MEMBERS

        Each Committee member will be independent for the purposes of all applicable regulatory and stock exchange requirements and in accordance with such additional criteria for independence as the Board may establish.

2.3     FINANCIAL LITERACY

        All members shall be "financially literate" (either at the time of appointment or within a reasonable time thereafter), meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Vasogen's financial statements.

2.4     RESTRICTIONS

        No holder of 20% or more of the Company's capital stock (nor any general partner, controlling shareholder or officer of any such holder) may be a voting member or Chairperson of the Audit Committee.

2.5     AUDIT COMMITTEE FINANCIAL EXPERT

        (a) To the extent possible, the Board will appoint to the Committee at least one Director who has the following attributes:

              (i)   an   understanding   of   generally   accepted   accounting
                    principles and financial statements;

              (ii)  ability  to  assess  the   general   application   of  such
                    principles in connection with the accounting for estimates, accruals and provisions;

              (iii) experience  preparing,  auditing,  analyzing or  evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Vasogen's financial statements, or experience actively supervising one or more persons engaged in such activities;

              (iv) an understanding of internal controls and procedures for financial reporting; and

              (v)   an understanding of audit committee functions.

        (b) Experience of the Audit Committee Financial Expert. To the extent possible, the attributes described above will have been acquired through:

              (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets to be equivalent in its business judgment);

              (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

              (iii) experience  overseeing  or  assessing  the  performance  of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

              (iv)  other relevant experience.

2.6     APPOINTMENT OF MEMBERS

        The Committee members and their Chairman will be elected annually by the Board at the first meeting of the Board of Directors following the annual general meeting of shareholders.

3.      AUTHORITY OF THE COMMITTEE

3.1     RETAINING AND COMPENSATING ADVISORS

        The Audit Committee shall have the authority to engage independent counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with internal and external auditors.

3.2     SUBCOMMITTEES

        The Audit Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

4.      REMUNERATION OF COMMITTEE MEMBERS

4.1     REMUNERATION OF COMMITTEE MEMBERS

        Members of Audit Committee and the Chairman of the Audit Committee shall receive such remuneration for their service on the Audit Committee as the Board may determine from time to time.

4.2     DIRECTORS' FEES

        No member of the Committee may earn fees from Vasogen or any of its subsidiaries other than director's fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Audit Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from Vasogen.


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

5.      RESPONSIBILITIES

5.1     INTEGRITY OF FINANCIAL STATEMENTS

        (a) Annual Financial Statements. The Committee shall review and discuss with management and the External Auditor, Vasogen's audited financial statements and related MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited financial statements.

        (b) Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve, Vasogen's interim unaudited financial statements and related MD&A.

        (c) Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:

              (i) the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

              (ii) financial information and earnings (loss) guidance (if any) provided to analysts and rating agencies; and

              (iii) press releases  containing  financial  information  (paying
                    particular   attention   to  any  use  of  "pro  forma"  or
                    "adjusted" non-GAAP information).

        (d) Procedures for Review. The Committee shall be satisfied that adequate procedures are in place for the review of Vasogen's disclosure of financial information extracted or derived from Vasogen's financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

        (e) General. The Committee shall review and discuss with management and the External Auditor:

              (i) major issues regarding accounting principles and financial statement presentations, including any significant changes in Vasogen's selection or application of accounting principles;

              (ii) major issues as to the adequacy of Vasogen's internal controls over financial reporting and any special audit procedures adopted in light of material control deficiencies;

              (iii) analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

              (iv) the effect on Vasogen's financial statements of: regulatory and accounting initiatives; off-balance sheet transactions; structures, obligations (including contingent obligations) and other relationships of Vasogen with unconsolidated entities or other persons that have a material current or future effect on Vasogen's financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of Vasogen's revenues or expenses;

              (v) the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

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

              (vi)  any  financial   information  or  financial  statements  in
                    prospectuses and other offering documents;

              (vii) the management  certifications of the financial  statements as required by the Sarbanes-Oxley Act of 2002, under applicable securities laws in Canada or otherwise; and

              (viii) any  other  relevant  reports  or  financial   information
                    submitted by Vasogen to any governmental body, or the public.

5.2     EXTERNAL AUDITOR

        (a) Authority with Respect to External Auditor. As a representative of Vasogen's shareholders, the Committee shall be directly responsible for the appointment (through nomination to the shareholders), compensation, retention and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Vasogen. In the discharge of this responsibility, the Committee shall:

              (i) have sole responsibility for recommending to the Board the firm to be proposed to Vasogen shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor's compensation and determining at any time whether the Board should recommend to Vasogen's shareholders whether the incumbent External Auditor should be removed from office;

              (ii) review the scope and terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for pre-approving such audit services fees; and

              (iii) require the External  Auditor to confirm in its  engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

        (b) Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

              (i) assure the regular rotation of the lead audit partner as required by law and consider whether, in order to ensure continuing independence of the External Auditor, Vasogen should rotate periodically, the audit firm that serves as External Auditor;

              (ii) require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Vasogen and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

              (iii) unless  the  Committee  adopts  pre-approval  policies  and procedures, approve any non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

              (iv)  review  and  approve   Vasogen's  hiring  policy  regarding
                    partners, employees and former partners and employees of Vasogen's present and former External Auditor.

        (c) Issues Between External Auditor and Management. The Committee shall:

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

              (i) review and discuss any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or any access to requested information;

              (ii) review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor; and

              (iii) review with the External Auditor:

                    (A) any accounting adjustments that were proposed by the External Auditor, but were not made by management;

                    (B)  any  communications  between  the audit team and audit
                         firm's   national   office   respecting   auditing  or
                         accounting issues arising from the engagement; and

                    (C) any management or internal control letter issued, or proposed to be issued by the External Auditor to Vasogen.

        (d)   Non-Audit Services.

              (i)   The Committee shall either:

                    (A)  pre-approve  any  non-audit  services  provided by the
                         External    Auditor   to   Vasogen    (including   its
                         subsidiaries); or

                    (B) adopt specific pre-approval policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee's responsibilities to the management.

              (ii) The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full audit committee at its first scheduled meeting following such pre-approval.

              (iii) The Committee  shall instruct  management to promptly bring to its attention any services performed by the External Auditor which were not recognized by Vasogen at the time of the engagement as being non-audit services.

        (e) Evaluation of External Auditor. The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

              (i) review and evaluate the performance of the lead partner of the External Auditor;

              (ii) obtain the opinions of management and of the persons responsible for Vasogen's internal audit with respect to the performance of the External Auditor; and

              (iii) obtain  and  review  a  report  by  the  External   Auditor
                    describing:

                    (A)  the  External   Auditor's   internal   quality-control
                         procedures; and

                    (B) any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor's firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor's firm, and any steps taken to deal with any such issues.

        (f) Review of Management's Evaluation and Response. The Committee shall:

              (i) review management's evaluation of the External Auditor's audit performance;

              (ii) review the External Auditor's recommendations, and review management's response to and subsequent follow-up on any identified weaknesses;

              (iii) receive   regular   reports  from  management  and  receive
                    comments from the External Auditor, if any, on:

                    (A)  Vasogen's principal financial risks;

                    (B)  the systems implemented to monitor those risks; and

                    (C) the strategies (including hedging strategies) in place to manage those risks; and

              (iv) recommend to the Board whether any new material strategies presented by management to manage Vasogen's principal financial risks should be considered appropriate and approved.

        (g)   Internal Controls. The Committee shall:

              (i) in consultation with the External Auditor, review the adequacy of Vasogen's internal control structure and procedures designed to ensure compliance with laws and regulations and any special audit steps adopted in light of material deficiencies and controls;

              (ii)  review  management's   response  to  significant   internal
                    control recommendations of the External Auditor;

              (iii) review  (i)  the  internal   control  report   prepared  by
                    management, including management's assessment of the effectiveness of Vasogen's internal control structure and procedures for financial reporting and (ii) the External Auditor's attestation, and report, on the assessment made by management.

6.      MEETINGS

6.1     COMMITTEE MEETINGS

        The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than quarterly. Meetings may be held at any time deemed appropriate by the Committee. A majority of the Members of the Audit Committee shall constitute a quorum to transact business and such meetings may be telephonic or by video conferencing. Notice of at least 48 hours shall be provided for all meetings. Minutes of every meeting shall be kept with Vasogen's corporate records.

6.2     IN CAMERA MEETINGS

        As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board approve the annual audited financial statements or at which the Audit Committee approves the quarterly financial statements, the Audit Committee shall meet separately with each of:

              (i)   Management; and

              (ii)  the External Auditor.

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

         The External Auditor will have direct access to the Committee at its own initiative, shall receive notice of each meeting of the Audit Committee and shall be entitled to attend any such meeting at Vasogen's expense.

6.3      REGULAR REPORTING

         The Chairman of the Committee will regularly report the Committee's findings and recommendations to the Board of Directors.

7.       OTHER

7.1      RELATED PARTY TRANSACTIONS

         The Audit Committee shall review and approve all related party transactions in which Vasogen is involved or which Vasogen proposes to enter into.

7.2      WHISTLE BLOWING

         The Audit Committee shall put in place procedures for:

              (i)   the  receipt,   retention,   and  treatment  of  complaints
                    received   by  Vasogen   regarding   accounting,   internal
                    accounting controls, or auditing matters; and

              (ii) the confidential, anonymous submission by employees of Vasogen of concerns regarding questionable accounting or auditing matters.

8.      ANNUAL PERFORMANCE EVALUATION

        On an annual basis, the Audit Committee shall follow the process established by the Board and overseen by the Compensation, Nominating, and Corporate Governance Committee for assessing the performance of the Committee.

9.      CHARTER REVIEW

        The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.


                    LEGAL PROCEEDINGS AND REGULATORY ACTIONS

        There are no outstanding legal proceedings or regulatory actions to which we are party nor, to our knowledge, are any such proceedings or actions contemplated.


                         TRANSFER AGENTS AND REGISTRARS

        Our Canadian transfer agent and registrar is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto Ontario, Canada M5C 2W. Our United States co-transfer agent and registrar is Mellon Investor Services LLC, 480 Washington Blvd., Jersey City, NJ 07310 U.S.A.


                               MATERIAL CONTRACTS

        We have not, during our financial year ended November 30, 2006, entered into any material contracts other than contracts in the ordinary course of business and other than in connection with the issuance of the common shares and warrants on November 14, 2006 for gross proceeds of US$20,300,000. The common shares and warrants are described under "Capital Structure".

        On November 3, 2006, we entered into an engagement agreement with Rodman & Renshaw, LLC pursuant to which Rodman & Renshaw, LLC agreed to act as an exclusive placement agent in connection with the offering of units under the prospectus supplement of November 9, 2006. Pursuant to the agreement, we paid the placement agent an aggregate commission equal to 6% of the gross proceeds of the sale of units in the offering (other than on sales to one noteholder in respect of which the commission was 3%) and issued compensation warrants to purchase that number of common shares equal to 6% of the aggregate number of common shares sold in the offering (other than on sales to one noteholder in respect of which the compensation warrants were to purchase that number of common shares equal to 3% of the aggregate number of common shares sold to such noteholder). The compensation warrants were substantially on the same terms as the warrants offered, except that the compensation warrants have an exercise price equal to US$0.63, will expire on November 14, 2009, and otherwise comply with NASD Rule 2710. We also agreed to reimburse the placement agent for up to a maximum of US$20,000 of expenses incurred in connection with the offering.

        The only other material contracts to which we are a party are those that were entered into in connection with the issuance of the notes and the initial warrants on October 7, 2005. The notes and initial warrants are described under "Capital Structure".


                              INTERESTS OF EXPERTS

        Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario M2P 2H3. KPMG LLP HAS CONFIRMED THAT IT IS INDEPENDENT WITH RESPECT TO THE COMPANY WITHIN THE MEANING OF THE RULES OF PROFESSIONAL CONDUCT OF THE INSTITUTE OF CHARTERED ACCOUNTANTS OF ONTARIO.

        KPMG provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

        The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2005 were:

         Audit Fees(1)                               $ 383,027
         Audit-Related Fees                             $1,750
         Tax Fees (2)                                $ 120,227
         All Other Fees                              $       0
                                                     ---------
         Total Fees                                  $ 505,004
                                                     =========
-----------
(1) Audit fees consist of fees related to the audit of the Company's financial statements, reviews of quarterly interim financial statements and auditor involvement with prospectuses and a financing completed during 2005.

(2) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Ireland Limited, and Vasogen Corp.


The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2006 were:

         Audit Fees(1)                               $ 616,869
         Audit-Related Fees                          $   4,500
         Tax Fees (2)                                $  78,114
         All Other Fees                              $       0
                                                     ---------
         Total Fees                                  $ 699,483
                                                     =========

---------
(1) Audit fees consist of fees related to the audit of the Company's consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with prospectuses and a financing completed during 2006.
(2) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc. , Vasogen Ireland Limited, and Vasogen Corp.

                             ADDITIONAL INFORMATION

        Additional information concerning our Company, including directors' and officers' remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under equity compensation plans, is contained in our 2005 Management Proxy Circular. Additional financial information is provided in the consolidated financial statements and the accompanying Managements Discussion and Analysis for our financial year ended November 30, 2006. Copies of our 2005 Management Proxy Circular and 2005 Annual Report are filed on SEDAR at www.sedar.com and may be obtained upon request from our Corporate Secretary at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2. Similarly, our 2006 Management Proxy Circular and 2006 Annual Report will be released in February 2007, and following such time will be available at www.sedar.com or upon request from our Corporate Secretary.





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